Exhibit 4.1

AMENDMENT NO. 2

     AMENDMENT NO. 2, dated as of April 23, 2004 (the “Amendment”), to the Rights Agreement dated as of April 27, 1994, and as amended on March 31, 1999 (the “Rights Agreement”), between AGCO Corporation, a Delaware corporation (the “Company”), and SunTrust Bank, a Georgia banking corporation, as successor to Trust Company Bank, a Georgia banking corporation, and Chemical Bank, a New York banking corporation (the “Rights Agent”).

W I T N E S S E T H

     WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement; and

     WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement.

     NOW THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are herby acknowledged, the parties hereto agree as follows:

1.     The Rights Agreement is hereby amended as follows:

     (a) Section 1(q) of the Rights Agreement is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

     “(q) “Independent Director” shall mean a Person, while such Person is a member of the Board, who shall be determined to be independent under the listing standards of the New York Stock Exchange and who is not an Acquiring Person, or an Affiliate or an Associate of an Acquiring Person, or a representative of an Acquiring Person, or of any such Affiliate or Associate; provided, however, that the fact that a Person is nominated for election as a director by an Acquiring Person or any such Affiliate, Associate or representative, or the fact that an Acquiring Person or any such Affiliate, Associate or representative votes in favor of the election of a Person as a director, shall not, in and of itself, disqualify a Person from being an Independent Director provided that such Person does not have any agreement or understanding with such Acquiring Person, Affiliate, Associate or representative with respect to how such Person will vote on any future transactions.”

     (b) Section 7 of the Rights Agreement is hereby amended as follows:

(i) The definition of “Final Expiration Date” in Section 7(a) is hereby amended by deleting clause (i) of the first sentence thereof in its entirety and substituting the following in lieu thereof:

“(i) the Close of Business on April 26, 2014 (the “Final Expiration Date”),”

(ii) The text of Section 7(b) is hereby amended by deleting the text in its entirety and substituting the following in lieu thereof:

     “The Purchase Price for each one one-hundredth of a share of Preferred Stock pursuant to the exercise of a Right shall initially be $110, and shall be subject to adjustment from time to time as provided in Sections 11 and 13(a) hereof and shall be payable in accordance with paragraph (c) below.”

     (c) Section 11 of the Rights Agreement is hereby amended by inserting the following as a new second sentence in Section 11:

     “Notwithstanding the foregoing, no adjustments to the Purchase Price pursuant to this Section 11 shall be made for the occurrence of any event which occurred prior to April 23, 2004 that otherwise would have required an adjustment to the Purchase Price pursuant to this Section 11.”

     (d) Section 25 of the Rights Agreement is hereby amended as follows:

(i) The address of the Company contained in the notice provision of Section 25 shall be amended by deleting the address in its entirety and substituting the following in lieu thereof:

AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
Attention: Corporate Secretary

(ii) The address of the Rights Agent contained in the notice provision of Section 25 shall be amended by deleting the address in its entirety and substituting the following in lieu thereof:

SunTrust Bank
P.O. Box 4625
Atlanta, Georgia 30302
Attention: Department Manager

     (e) Section 28 is hereby amended as follows:

(i) Section 28 is subdivided into two paragraphs to accommodate the new Section 28(b). The current text under Section 28 is now contained in Section 28(a).

(ii) A new Section 28(b) is inserted and reads as follows:

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“(b) It is understood that the TIDE Committee (as defined below) of the Board of Directors shall review and evaluate this Agreement in order to consider whether the maintenance of this Agreement continues to be in the interests of the Company, its shareholders and any other relevant constituencies of the Company, at least every three years, or sooner if any Person shall have made a proposal to the Company, or taken any other action, that, if effective, could cause such Person to become an Acquiring Person hereunder, if a majority of the members of the TIDE Committee shall deem such review and evaluation appropriate after giving due regard to all relevant circumstances. Following each such review, the TIDE Committee will communicate its conclusions to the full Board of Directors, including any recommendation in light thereof as to whether this Agreement should be modified or the Rights should be redeemed. “TIDE Committee” shall mean a committee appointed by the Board of Directors of the Company to fulfill the foregoing duties and shall be comprised of members of the Board of Directors who are Independent Directors. The Board of Directors may designate an existing committee of the Board of Directors to serve as the TIDE Committee provided that the members of such committee satisfy the foregoing requirements.”

(f)	Attachment B to the Rights Agreement is hereby amended as follows:

(i) All references in Attachment B to the date “April 26, 2004” are deleted and shall be replaced with the date “April 26, 2014.”

(ii) All references in Attachment B to the Purchase Price of “$200” are deleted and shall be replaced with a Purchase Price of “$110.”

(g)	Attachment C to the Rights Agreement is hereby amended as follows:

(i) All references in Attachment C to the date “April 26, 2004” are deleted and shall be replaced with the date “April 26, 2014.”

(ii) All references in Attachment C to the Purchase Price of “$200” are deleted and shall be replaced with a Purchase Price of “$110.”

(iii) The sixth paragraph in Attachment C is deleted in its entirety and is replaced with the following:

“For example, at an exercise price of $110 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $220 worth of Common Stock (or other consideration), as noted above) for $110. Assuming that the Common Stock had a per share value of $20 at such time, the holder of each valid Right would be entitled to purchase 11 shares of Common Stock for $110.”

2.	Except as amended hereby, the Rights Agreement shall remain in full force and effect.

3.	This Amendment shall be governed by the terms of the Rights Agreement, including without limitation Sections 29 through 33.

     IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

AGCO CORPORATION

By:	/s/ Stephen J. Lupton Stephen J. Lupton Senior Vice President - Corporate Development and General Counsel

SUNTRUST BANK

By:	/s/ Letitia A. Radford
Name: Title:	Letitia A. Radford Vice President

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